Exhibit 99.2

NEVADA GEOTHERMAL POWER INC.

Management’s Discussion and Analysis

For the Quarter Ended March 31, 2008	Form 51-102F1

EFFECTIVE DATE

This Management Discussion and Analysis (“MD&A”) is an overview of the activities of Nevada Geothermal Power Inc. (“the Company”) for the nine months ended March 31, 2008 and incorporates certain information from the prior three fiscal years.  In order to better understand the MD&A, it should be read in conjunction with the Company’s audited consolidated financial statements and related notes for the year ended June 30, 2007. These financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles (“GAAP”).  All dollar amounts referred to in this MD&A are expressed in Canadian dollars except where indicated otherwise.  The effective date of this Management Discussion and Analysis is May 28, 2008.  This MD&A contains statements that constitute forward-looking statements and other cautionary notices (Refer to “Forward Looking Statements and Estimates” on page 9).

DESCRIPTION OF BUSINESS

The Company is evaluating and developing geothermal power projects, particularly in Nevada and Oregon. Geothermal electricity is generated using heat from the earth, captured by circulating water, to produce clean, renewable energy. The power plants use proven technology to produce base load power for growing utilities, particularly those located in States, such as Nevada and Oregon, with Renewable Portfolio Standards (“RPS”) that are encouraging generation from renewable resources. The Company and/or its wholly owned US subsidiary Nevada Geothermal Power Company (“NGPC”) holds leases on four properties: Blue Mountain, Pumpernickel and Black Warrior, all located in Nevada, and Crump Geyser located in Oregon.  The Company has signed a Power Purchase Agreement with Nevada Power Company for the production of up to 35 megawatts (“MW”) (gross) electricity and has begun negotiations for an additional power purchase agreement, as well as developing its Blue Mountain property and planning power plant construction accordingly.

OVERALL PERFORMANCE

The Company’s primary focus is the continued development of its geothermal power generation prospects at Blue Mountain.  In this regard, the Company has made significant progress. During the quarter ended March 31, 2008 the Company completed testing of well 25-14 which is rated at 7.5 MW net, completed well 44-14 and began drilling a step out well, 58-15. During March, well 44-14 testing indicated, subject to further work, it is not commercial. During February, the Company and Ormat Nevada Inc. (“Ormat”) (NYSE: ORA) signed a US $20 million Limited Notice to Proceed (“LNTP”) under a fixed price, date certain engineering, procurement and construction (“EPC”) contract, concluded March 28, 2008. The LNTP contract is supported by an irrevocable US$10-million letter of credit.

Subsequent to the quarter end, a third party geothermal consulting company increased its estimate of the Company’s resource at Blue Mountain by one third, to 40 MW net (90% probability), consistent with the size of the power plant under construction by Ormat.  Simultaneously, the Company sold 15 million shares at $1 per share, and began working with a bank group led by Morgan Stanley and Glitnir Banki hf (“Glitnir”) to syndicate an associated US$140-million construction loan.  The Company issued a second LNTP to Ormat May 1st, 2008, supported by an additional US$5-million letter of credit, to facilitate meeting the guaranteed substantial completion date of December 31, 2009.  The Company’s activities have been financed to date by equity, a US$20-million bridge loan and two letters of credit comprising of US$15-million. The bridge loan and both letters of credit are contracted with Glitnir, and secured by the Company’s assets at Blue Mountain, Nevada.

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NEVADA GEOTHERMAL POWER INC.

Management’s Discussion and Analysis

For the Quarter Ended March 31, 2008	Form 51-102F1

GEOTHERMAL PROPERTY INTERESTS

As at March 31, 2008, the Company’s geothermal property interests comprised the following:

1)  Blue Mountain Geothermal Property - Nevada

The property is located in Humboldt County, north central Nevada, about 32 km (22 miles) west of the town of Winnemucca.  The Company has leased the geothermal mineral interest in 17 land sections covering 4,445 hectares (10,984 acres) from the Bureau of Land Management (“BLM”), Burlington Northern Santa Fe (“BNSF”), Nevada Land and Resource Company (“NLRC”), Crawford and DeLong Ranch and RLF Nevada Properties. The Company holds a 100% geothermal mineral interest and is entitled to explore, develop, and produce any geothermal resources located on the properties.  At the property, a shallow thermal anomaly covers 10 km² (4 mi²).

Five drill pads were completed in August 2006.  The first production well, 26A-14, was completed in September 2006 to a total depth of 858 m (2815 ft). A third party geothermal consulting company determined that data from flow-test results are indicative of a prolific well, with the potential to produce 9.6MW (gross) and greater than 7MW (net) of power.  A December 11, 2006 temperature survey from 26A-14 recorded a maximum temperature of 192°C (378°F).

Drilling on a second production well (38-14) was divided into two stages due to mechanical difficulties with the drilling rig and was completed on July 7, 2007 to a total depth of 1653m (5426 ft). The well intersected a flow of hydrothermal fluid that flashed at 110°C (230°F) at depth of 121m (397 ft). Temperature logs recorded temperatures as high as 170°C (339°F) at 813m (2667 ft) with a reversal down to 154°C (309°F) at the bottom of the well.  To date well 38-14 has not been flow tested.

A third production well, 23-14, was completed Sept 17, 2007 to a total depth of 1041m (3415 ft). At 1036m (3400 ft) a temperature of 190°C (374°F) was recorded.  A third party geothermal consulting company determined that data from flow-test results are indicative of another prolific well, with the potential to produce 10 MW (gross) and greater than 7.5 MW (net) of power.

A fourth production well, 25-14, was completed January 14, 2008 to a total depth of 722m (2370 ft). Flow testing encountered temperatures of 378°F (192°C). A third party geothermal consulting company determined that data from flow-test results are indicative of a third prolific well, with the potential to produce 7.5 MW (net) of power.

A fifth well, 44-14, was completed by late February and, pending further evaluation, is not commercial. A sixth well, 58-15, was begun in early March and testing will be completed shortly.

The Company has contracted water to provide cooling for the power plant and is in the process of drilling wells accordingly.

In early 2006, the Company applied for an interconnection to the Sierra Pacific Power Company (“SPPC”) 120kV transmission line near Mill City.  Subsequent facility and transmission line impact studies by SPPC confirmed suitability and identified costs. An interconnection System Impact Study facilitated the selection of a route for a transmission line.  A cultural resource survey was completed in April 2007 and no artifacts were found. The selected right-of-way (“ROW”) is 34 km (21 miles) long and located on gently rolling undeveloped desert terrain.  The company and SPPC executed a Large Generator Interconnection Agreement (“LGIA”) in November 2007 for up to 75 MW power.  Rights of way are almost fully contracted at the time of this report and requests for quotation to build the transmission line have been issued.

An Environmental Assessment (“EA”) was completed December 17, 2007 and a Finding of No Significant Impact (“FONSI”) facilitated approval of the Company’s Operations Plan and Plan of Utilization by the United States Department of the Interior Bureau of Land Management.  The Utility Environmental Protection Act (“UEPA”) permitting process is being revised and the full permitting process or equivalent is expected to be completed by Ormat when engineering design is more complete: the CAPP (Chemical Accident Prevention Program) permit and Air Quality permit applications both require detailed engineering design with application.

Ormat began designing the power plant and ordering long lead time equipment during the first quarter. A second LNTP, supported by an additional US$5-million letter of credit, was issued May 1st, 2008. Full EPC release is expected, following financing, by June 30, 2008.

2)  Pumpernickel Geothermal Project – Nevada

The Company has a geothermal lease agreement with Newmont USA Ltd., covering 13 km2 (5 mi2) of land located approximately 16 km (10 miles) from Newmont’s Lone Tree Mine.  On April 26, 2006, the Company entered into an agreement with Ormat, whereby Ormat transferred BLM Lease #074855 (378 hectares (934 acres)) to the Company and will provide preferred equipment pricing, for a one time fee of US$15,000 and a right of first refusal for the Pumpernickel project equipment.  The lease is encumbered by an overriding royalty interest with Ehni Enterprises Inc.  The Company was subsequently granted two outstanding BLM leases, adding another four sections of federal land, bringing the total leasehold to 2,809 hectares (6,942 acres).

A maximum temperature of 135°C (275°F) was recorded on bottom in a well drilled by Magma Power Company in 1974 to 919 m (3071 ft).  Four thermal gradient holes drilled in September 2005, defined temperature gradients between 75-200°C/km.  Geothermal water samples obtained from drilling and hot springs, analyzed by Thermochem Labs, indicate geothermometry of 220°C (428°F).

A third party geothermal consulting company completed a deep slim well design in March 2007. A seismic survey, completed in the 4th quarter of fiscal 2007, was analyzed in conjunction with the prior data and it highlighted target drilling areas. In September 2007, a third party consultant prepared a report regarding structural geological analysis of seismic reflection data in Pumpernickel Valley that may indicate permeable pathways for up-flowing geothermal fluids. It also helps identify potential drilling targets for geothermal exploration.

Sierra Geothermal Power Corp., a TSX Venture listed company (TSX-V: SRA) (formerly Inovision Solutions Inc.), has an option to earn a 50-per-cent joint venture interest in the Pumpernickel geothermal land under lease to NGP. Under this option, Sierra Geothermal is required to make certain cash payments and to issue common shares to the Company as well as to undertake $5-million in project expenditures over a 5 year period that began December 15, 2004. During December 2007 the Agreement was amended to facilitate exploratory drilling by December 15, 2008, following thermal gradient drilling. As a result Sierra will earn 50% joint venture interest one year earlier than originally contemplated and the Pumpernickel development should advance one year faster than the original plan. The thermal gradient work was completed subsequent to the most recent quarter end. It confirmed previous drilling targets, and one exploratory deep well is still planned prior to year end.

3)  Black Warrior Project - Nevada

This project is located in Washoe and Churchill Counties, Nevada.  The Company has a total of 26 km² (10 mi²) of both private land and federal lands including water and surface rights.  The private leases are subject to a 3.5% royalty on gross revenue from electricity sales, and the Company has an option to purchase the royalty interest for US $1 million. A gravity survey was conducted July 14, 2007 through July 25, 2007.

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NEVADA GEOTHERMAL POWER INC.

Management’s Discussion and Analysis

For the Quarter Ended March 31, 2008	Form 51-102F1

4)  Crump Geyser Project – Oregon

The Crump Geyser project is located in Lake County, Oregon, 48 km (30 mi) east of Lakeview.  In August 2005, the Company acquired leases at Crump Geyser totaling 2,916 hectares (7,205 acres) of private land.  The private leases are subject to a 3.5% royalty of gross revenues from the sale or use of electricity.

In 1959, a 512m (1,680 ft) well drilled by Magma Power Company, spontaneously erupted a few days after it was abandoned.  The well flowed boiling water into the air continuously for six months and then reverted to irregular eruptions.  Although the geyser is currently plugged, boiling water still rumbles at depth and bubbles to the surface.

A 3 point Schlumberger resistivity survey performed in January 2006 showed a strong anomaly (highly conductive area) that appeared to be approximately 6 km2 (2 mi2).

A third party geothermal consulting company reported a 20 year lifecycle for a 40MW (90% probability) geothermal resource, a most likely (model) of 60MW, and a deep reservoir temperature of 150°C ± 10°C (300°F ± 15°F), based on the results to date.  A geochemist with Thermochem Labs was retained to evaluate the geothermometry and subsequently confirmed the reservoir temperature.

A third party consulting company has completed well designs for future planned drilling.

FINANCIAL SUMMARY

During the quarter ended March 31, 2008, the Company continued its development work at Blue Mountain by completing wells 25.14 and 44.14 and beginning well 58.15. In addition, the Company completed all permitting that can advance prior to detailed engineering and negotiated all rights of way for the planned transmission line. Also, the Company initiated engineering, procurement and construction by issuing a US$20-million LNTP to Ormat. The Company has used funds available from the US $20 million Glitnir bridge loan, supported by an irrevocable $10 million letter of credit (augmented by a second US $5 million letter of credit subsequent to the quarter end). Given the growing pace of drilling activity, combined with negotiation of the EPC contract, the LNTP and rights of way, as well as permitting work the Company’s net loss grew to $1,063,578 or $0.01 per share compared to a loss for the quarter ended March 31, 2007 of $356,863 ($0.01 per share).  The net loss increase primarily results from the increase in operating expenses. The foreign exchange loss $442,611 is also significant.

The foreign exchange loss results from application of the temporal method of foreign subsidiary exchange accounting, high US dollar expenditures and a weaker Canadian dollar compared to the US dollar, consistent with previous practice and GAAP. We note that US dollar purchases are funded by US dollar borrowing and there is no loss in our US dollar denominated subsidiaries.

Operating expenses increased with the size and scope of operations as the Company continued to invest in the development of its Blue Mountain project. Engineering and project management activity augments the increasing pace of permitting and drilling. Administration and consulting costs of $296,180 (2007 – $194,946) increased as the number of employees increased. Associated expenses also increased: Office expenses of $40,765 (2007 - $11,161) and rent and telephone costs $44,906 (2007 - $17,813) all increased. Convention and publishing costs as well as legal, investor relations, travel, transfer agent and regulatory fees of $192,881 (2007 – $228,252) declined since there was no equity issued during the most recent quarter.

Losses are offset by interest income $70,216 (2007 - $77,213) and payments associated with the Pumpernickel contract that exceeded the costs to date.

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NEVADA GEOTHERMAL POWER INC.

Management’s Discussion and Analysis

For the Quarter Ended March 31, 2008	Form 51-102F1

SELECTED ANNUAL INFORMATION

The following selected financial information was obtained from the audited consolidated annual financial statements of the Company for fiscal years ended June 30, 2007, 2006 and 2005.  These financial statements were audited by Morgan & Company, Chartered Accountants.  The effect of applying the treasury stock method to the Company’s loss per share calculation is anti-dilutive.  Therefore basic and diluted losses per share are equal for the years presented.

(Rounded to the nearest thousand dollars)

For the quarter ended June 30		2007	2006	2005
a) Total Revenues	$	Nil	Nil	Nil
b) (Loss) before discontinued operations and
extraordinary items		$(2,875,000)	(1,605,000)	(1,308,000)
c) Basic and diluted loss per share		$(0.05)	(0.04)	(0.05)
d) Net (loss) for the year		$(2,875,000)	(1,605,000)	(1,308,000)
e) Basic and diluted loss per share		$(0.05)	(0.04)	(0.05)
f) Total assets		$39,819,000	25,825,000	6,637,000
g) Total long-term financial liabilities		$424,000	Nil	Nil
h) Cash dividends per share for each class of	$	Nil	Nil	Nil
share

The increasing losses and increasing net losses reflect higher overhead expenses associated with the Company’s escalating Blue Mountain project development. Similarly, the increases in total assets result from a combination of the deferral of exploration costs and the increasing cash position that has resulted from successful financing activities. On a comparative basis, the Company has increased these activities as a direct function of the successful results of its exploration program and its increasing commitment to building the Blue Mountain power plant. During the 2006 & 2007 fiscal years the company raised approximately $32.7 million primarily to fund the continued exploration and the development of the Blue Mountain Geothermal Project in Nevada, U.S.A.  Consequently total assets increased significantly when compared to prior year totals. Long term liabilities are estimated asset retirement obligations.

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NEVADA GEOTHERMAL POWER INC.

Management’s Discussion and Analysis

For the Quarter Ended March 31, 2008	Form 51-102F1

SUMMARY OF QUARTERLY RESULTS

	Period	Revenue	Loss	Loss (income)
			(Income)	per share
				(Basic and fully
				diluted)
		(Unaudited)	(Unaudited)	(Unaudited)
3rd	Quarter 2008	$ Nil	$1,063,578	$0.01
2nd	Quarter 2008	$ Nil	$590,532	$0.01
1st	Quarter 2008	$ Nil	$491,292	$0.01
4th	Quarter 2007	$ Nil	$2,029,804	$0.015
3rd	Quarter 2007	$ Nil	$356,863	$0.01
2nd	Quarter 2007	$ Nil	251,432	$0.005
1st	Quarter 2007	$ Nil	$236,880	$0.01
4th	Quarter 2006	$ Nil	$(26,000)	$(0.01)

The loss for the disclosed periods results primarily from the Operating Expenses incurred in each Quarter.  The Company’s Operating Expenses relate to the financial resources available and the development work undertaken.  Consequently, observable trends may not be meaningful.

The current trend is generally increasing losses as the Company grows and develops its most advanced geothermal project at Blue Mountain. Normalized overhead expenses are growing as a result of increasing activity. At the time of writing, the Company’s cash overhead expenses, some of which are billed to the Blue Mountain project, are approximately $700,000 dollars per quarter. Management anticipates that the Company will incur losses until its Blue Mountain project is in commercial operation.

The loss in the third quarter of 2008 as well as the first three quarters of the year is primarily the result of increasing operating expenses - people and associated costs – but the change in value of the Canadian dollar also contributes. The loss in the fourth quarter of fiscal 2007 resulted from higher administration, consulting and stock based compensation expenses, as well as a foreign exchange loss resulting from the change in the Canadian exchange rate. The income in the final quarter of 2006 was the result of three factors: a) the Company earned approximately $173,000 in interest income; b) the Company realized a foreign exchange gain of approximately $148,000; and c) the Company realized gains on marketable securities aggregating $43,000.

TRANSACTIONS WITH RELATED PARTIES

During the three months ended March 31, 2008 and 2007, the following payments were made or accrued to directors, officers, former officers and to companies controlled by directors of the Company:

	2008	2007

Consulting	$129,884	$122,949
Director fees	$13,500	$11,500
Geothermal consulting	$220,768	$219,978
Rent	$-	$-
Recruitment fees	$-	$-
Capital assets	$-	$-

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NEVADA GEOTHERMAL POWER INC.

Management’s Discussion and Analysis

For the Quarter Ended March 31, 2008	Form 51-102F1

During the quarter the Company arranged financing for a $10 million letter of credit to support the LNTP issued to Ormat. As a result, the Company paid a success based project financing fee to a director of the Company. Given the increase in project size the success based financing fees may ultimately reach approximately US$3-million.

As at March 31, 2008, a total of $3,076 was owing to directors, officers and companies controlled by directors of the Company. This amount is included in accounts payable and accrued liabilities, is interest free, unsecured and is repayable on demand.

OFF-BALANCE SHEET ARRANGEMENTS

As at March 31, 2008 and up to the effective date of this MD&A, the Company has provided a letter of credit under the terms of the 20-year power purchase agreement with Nevada Power Company and also two letters of credit comprising US $15 million to Ormat.

As security for the Nevada Power letter of credit the Company has placed US$645,000 on deposit at a Canadian Chartered Bank.  Nevada Power Company has the right to draw upon these funds in the following circumstances:  1. if the Company fails to make any required payments under the contract; 2. if the letter of credit is not renewed by the required date; 3. or if certain conditions regarding the credit rating of the issuing financial institution are not met.

Ormat has the right to draw upon the US $15 million letters of credit if the Company fails to make required payments under the LNTP Agreements.

In addition, one of the terms of the Large Generator Interconnect Agreement (“LGIA”) with Sierra Pacific Power Company (executed during November, 2007) is posting a letter of credit for US $1,370,000 on July 1, 2008.

The Company has no other material off-balance sheet arrangements, such as guarantee contracts, derivative instruments or any other obligations that trigger financing, liquidity, market or credit risk to the Company.

ACTUAL AND PROPOSED TRANSACTIONS

In the normal course of business, the Company evaluates geothermal properties for potential acquisitions or disposals which, if appropriate, would be presented to the Board for consideration. There were no transactions during the quarter.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

Consistent with its accounting policies, during the three months ended March 31, 2008, the Company began recording construction in progress that will be depreciated over the 20 year life of the Company’s Power Purchase Contract when the Power Plant investment is commercial.

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NEVADA GEOTHERMAL POWER INC.

Management’s Discussion and Analysis

For the Quarter Ended March 31, 2008	Form 51-102F1

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, amounts receivable, marketable securities and accounts payable and accrued liabilities.  The fair value of these instruments approximates their carrying value due to their short-term maturity of less than one year.

Cash equivalents include money market based investments and term deposits where maturity is less than ninety days or that may be liquidated at the Company’s option without significant penalty.  The amounts invested are in excess of amounts protected by the Canadian Federal Government deposit insurance program.  However, it is management’s opinion that the Company’s financial instruments are not exposed to significant credit or interest rate risk.

OUTSTANDING SHARE DATA

The Company has authorized unlimited common shares, without par value, 25,000,000 first preferred shares, without par value, and 25,000,000 second preferred shares without par value. Refer to Note 8 of the financial statements.  As at March 31, 2008, the Company had 77,546,171 common shares issued and outstanding.  There are no other classes of shares issued and outstanding.  As of the date of this report, the Company had 94,119,504 common shares outstanding.  As at March 31, 2008, the Company had 6,358,000 stock options outstanding at various exercise prices and expiring on various future dates.  As of the date of this report the Company had 6,358,000 stock options outstanding at various exercise prices and future dates.  As at March 31, 2008, the Company had 42,718,667 share purchase warrants outstanding at various exercise prices and expiring at various future dates.  As of the date of this report the Company had 23,052,000 share purchase warrants outstanding at various exercise prices at future dates.  As at March 31, 2008, the Company had 3,419,493 agents’ units outstanding and exercisable at prices of $0.65 to $0.90 per unit expiring April 28, 2008 to March 1, 2009.  Each unit is exercisable into one share and one share purchase warrant.  As of the date of this report 2,896,160 agent’s units were outstanding exercisable at $0.65.  At the effective date of this MD&A, if all of these options and warrants were exercised, a total of 129,321,824 common shares would be issued and outstanding.

INVESTOR RELATIONS

In December 2006, the Company extended its contract with Pro-Edge Consultants Inc., an investor relations firm that represents companies in the resource sector. In January 2008 the Company retained the services of CCM consulting, a division of Cronus Capital Markets (CCM) Inc. to assist the Company with information based strategies to increase market efficiencies and overall liquidity. The Company also retains Ms. Shelley Kirk for investor relations services on a contract basis.

CAPITAL RESOURCES AND LIQUIDITY

The Company does not have operations that generate positive cash flow.  At March 31, 2008 the Company had $7,065,869 in cash and equivalents on hand.  At March, 2008, the Company had working capital deficit of $(20,491,995) and subsequent to the quarter the Company sold $15 million shares to Dundee Capital at $1 per share.

The cash and equivalents on hand will be used to advance, primarily, the Blue Mountain Geothermal Project and to fund general office and administrative costs.  Historically the Company has been able to complete all of its exploration activities and to meet its financial commitments.

The Company’s activities have been funded by proceeds from private placements of the Company’s securities, the exercise of incentive share purchase options and of share purchase warrants, as well

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NEVADA GEOTHERMAL POWER INC.

Management’s Discussion and Analysis

For the Quarter Ended March 31, 2008	Form 51-102F1

as US Department of Energy funding on certain properties, earn-in interests on certain properties and a bridge loan with Glitnir for US$20-million, US$15-million of which was drawn at March 31, 2008.

The bridge loan is repayable at the earlier of 12 months from the effective date (November 1, 2008) or the closing of construction financing. While it has been successful to date, there is no assurance that the Company will be successful in obtaining future funding.

RISKS AND UNCERTAINTIES

By its very nature, geothermal exploration and development involves a high degree of risk and considerable expenditures are required to substantiate the commercial viability of a geothermal field and then to develop it into profitable production.  The Company competes with other geothermal enterprises, some of which have greater resources to explore and to develop geothermal concessions. These resources include money, personnel, consultants and equipment.

The Company is at risk from changes in general economic conditions and financial markets, changes in the price of oil, gas and electricity, changes to current favorable tax incentives with respect to production tax credits, changes in technological, and operational hazards in the Company’s exploration, construction and development activities, uncertainties inherent in the resource development, the timing and availability of financing, governmental and other approvals, and other risk factors listed from time to time by the Company.  These factors may impact upon the Company’s ability to finance its programs and to carry out operations.

The Company’s geothermal properties are all located in the United States.  As a result, the Company is subject to currency fluctuations.  The exploration activities expose the Company to potential environmental liabilities relating to the development of the geothermal concessions in accordance with United States laws and regulations.

There is no guarantee that title to the properties in which the Company has a recorded interest will not be challenged.  However, management is not aware of any impediment to its ownership of these properties.  Due to risks and uncertainties, including the risks and uncertainties identified above and elsewhere in this MD&A, actual events may differ materially from current expectations.

FORWARD LOOKING STATEMENTS AND ESTIMATES

Except for statements of fact related to the Company, certain statements made herein may constitute “Forward-Looking Statements”.  These include, but are not limited to, statements respecting anticipated business activities, planned expenditures, corporate strategies, and investigation and acquisition of new projects.  Forward-looking statements are frequently characterized by words such as “plan”, “expect”, “project”, “intend”, “believe”, “anticipate”, and other similar words, or statements that certain events or conditions “may” or “will” occur.  Although the Company believes that its expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements.  Forward looking statements are based on the beliefs, opinions and estimates of management at the date the statements are made, current expectations at that date and these by their inherent nature entail various risks, uncertainties and other unknown factors.  Consequently, there can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Some important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risks and Uncertainties” contained immediately before this section.  Therefore the reader is cautioned not to place undue reliance on forward-looking statements.  Further, the Company disclaims any obligation or intention to update or to revise any forward-looking statement, whether as a result of new information, of future events, or otherwise

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NEVADA GEOTHERMAL POWER INC.

Management’s Discussion and Analysis

For the Quarter Ended March 31, 2008	Form 51-102F1

except as may be required under applicable securities legislation.

This MD&A contains estimates of geothermal resources.  By its very nature, the estimation of resources is uncertain and involves subjective judgments about many factors.  The accuracy of any such estimates is a function of the quality and quantity of available data, of the assumptions made and of the judgments used in the engineering and of the geological and of the geophysical interpretations, which may ultimately prove to be unreliable.  There can be no assurance that these estimates will be accurate or that such geothermal resources can be successfully and economically exploited.

CORPORATE DISCLOSURE PRACTICES, POLICIES AND CONTROLS

The Company maintains a system of internal controls to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable.  The Board of Directors has the responsibility to understand the principal risks of the business of the Company and to confirm that there are systems in place that effectively monitor and manage those risks with a view to the long-term viability of the Company.  Committees of the Board presently consist of an Audit Committee, a Compensation and Nominating Committee and a Governance Committee.  The Audit Committee consists of three directors, all of whom are considered independent.  The role of the Audit Committee is to review the Company’s financial statements and the financial disclosure that is publicly disseminated, to review the systems of internal controls, and to monitor the performance and the independence of the Company’s external auditors.  The Compensation and Nominating Committee consists of the three directors, two of whom are considered independent. The role of the Compensation and Nominating Committee is to recommend levels of executive compensation and to identify and to recommend to the Board the new director nominees at each annual meeting of the shareholders.  The Governance Committee consists of four directors, three of whom are considered independent. The role of the Governance Committee is to establish and to monitor the governance practices and procedures of the board of directors, and to monitor the effectiveness of the Board of Directors and of the Board Committees.

The board of directors has the following policies: 1. Code of Business Conduct and Ethics.  This policy reaffirms the Company’s high standards of conduct; 2. Code of Employee Conduct. This policy reaffirms the Company’s high expectations of its Members; 3.  Communications and Corporate Disclosure Policy.  The objective of this policy is to ensure that communications to the investing public about the Company is timely, complete, factual and accurate and broadly disseminated in accordance with all legal and regulatory requirements; 4.  Privacy Policy.  The purpose of this policy is to balance the privacy rights of individuals and the information requirements of private organizations; and 5.  Whistle Blower Policy.  The purpose of this policy is to provide the Company’s employees and consultants with a mechanism by which they can raise any concerns free of any discrimination, retaliation or harassment.  Copies of these policies are available from the Company.

The Company continually evaluates, under the supervision of the President and Chief Financial Officer, the effectiveness of the design and operation of the Company’s disclosure controls and procedures.  Based upon this evaluation, the President and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures are effective and that the information required to be (a) disclosed is recorded, processed, summarized and reported in a timely manner (b) disclosed in reports is accumulated and communicated to management, including the Company’s President and Chief Financial Officer, to allow timely decisions regarding required disclosures.

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NEVADA GEOTHERMAL POWER INC.

Management’s Discussion and Analysis

For the Quarter Ended March 31, 2008	Form 51-102F1

OTHER INFORMATION

The Company’s web site address is www.nevadageothermal.com.  A copy of this management discussion and analysis, the 2007 audited financial statements, previously published management discussion and analysis, previously published financial statements, and other information, is available on the Company’s web site or on the SEDAR website at www.sedar.com.  The Company is listed on the TSX Venture Exchange with the trading symbol “NGP”.

APPROVAL

The Audit Committee of the Company has approved the disclosure contained in this management discussion.

DISCLAIMER

The information contained within this discussion, by its very nature, is not a thorough summary of all matters and developments concerning Nevada Geothermal Power Inc. This information should be considered with all of the disclosure documents of the Company.  The information contained herein is not a substitute for a detailed investigation or an analysis of any issue related to the Company.  No securities commission or regulatory authority has reviewed the accuracy or adequacy of the information presented.  Further, certain data included in this document may be historical in nature.  Consequently, it may not have been verified by the Company’s technical staff and therefore it should not be relied upon.

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